UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-24767

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2022 (MM/DD/YY) AND ENDING 03/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Gramercy Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3949 Old Post Road
(No. and Street)

Charlestown	RI	02813
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Roderick R. Scribner	401-364-7700	rod@gramercysecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Morris & Morris, P.C.
(Name – if individual, state last, first, and middle name)

32 Kearney Road	Needham Heights	MA	02492
(Address)	(City)	(State)	(Zip Code)

1/6/2010	4066
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RM

OATH OR AFFIRMATION

I, Roderick R. Scribner, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Gramercy Securities, Inc., as of 3/31, 2 23, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Ariel Guilliams
Notary Public State of Rhode Island
Expires 03/09/2025
759825

Signature: ____________________

Title:
President

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Gramercy Securities, Inc.
Financial Statements and
Supplemental Schedules
March 31, 2023

Gramercy Securities, Inc.

Index

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

June 26, 2023

TO THE DIRECTORS AND SHAREHOLDER OF
GRAMERCY SECURITIES, INC.
3949 Old Post Road
Charleston, RI 02813

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gramercy Securities, Inc. (the "Company") as of March 31, 2023, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023, and the results of its operations and its cash flows for year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm
(Continued)

TO THE DIRECTORS AND SHAREHOLDER OF
GRAMERCY SECURITIES, INC.
June 26, 2023
Page 2

Supplemental Information

The information contained in Schedule I - Computation of Net Capital Under Rule 15c 3-1 of the Securities and Exchange Commission ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Morris & Morris, P.C.
Certified Public Accountants
We have served as the Company's auditor since 2023.
Needham Heights, MA 02494

Gramercy Securities, Inc.
Statement of Financial Position
March 31, 2023

Assets

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current assets:			
Cash	$ 40,750	$ --	$ 40,750
Accounts receivable	22,500	8,801	31,301
Prepaid expense	--	9	9
Prepaid corporate taxes	--	800	800
Total current assets	63,250	9,610	72,860
Property and equipment, net	--	--	--
Other assets:			
Deferred tax asset	--	5,125	5,125
Total assets	$ 63,250	$ 14,735	$ 77,985

Liabilities and Stockholder's Equity

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current liabilities:			
Accounts payable	$ 22,585	$ --	$ 22,585
Accrued expenses	10,006	--	10,006
Total current liabilities	32,591	--	32,591
Stockholder's equity:			
Common stock (200 shares authorized, no par, 10 shares issued and outstanding)	11,400	--	11,400
Additional paid-in capital	53,014	--	53,014
Retained earnings (accumulated deficit)	(33,755)	14,735	(19,020)
Total stockholder's equity	30,659	14,735	45,394
Total liabilities and stockholder's equity	$ 63,250	$ 14,735	$ 77,985

The Report of the Independent Registered Public Accounting Firm and related notes are an integral part of these financial statements.

Gramercy Securities, Inc.
Statement of Income
For the Year Ended March 31, 2023

Revenues:	
Commissions	$ 1,751,316
Expenses:	
Advertising	1,000
Agent commissions	1,440,417
Auto expense	1,724
Bank charges	395
Communications	3,291
Dues and subscriptions	1,289
Insurance and bond	3,193
Licenses, registrations and regulatory fees	9,804
Meals	272
Office expenses	2,229
Officer compensation	235,500
Payroll taxes	18,481
Postage and overnight delivery charges	1,056
Professional fees	16,496
Rent	5,198
Total expenses	1,740,345
Income before corporate taxes	10,971
Corporate taxes	1,200
Net income	$ 9,771

The Report of the Independent Registered Public Accounting Firm and related notes are an integral part of these financial statements.

Gramercy Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2023

	Common Stock	Additional Paid In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, April 1, 2022	$ 11,400	$ 53,014	$ (28,791)	$ 35,623
Net income	--	--	9,771	9,771
Balance, March 31, 2023	$ 11,400	$ 53,014	$ (19,020)	$ 45,394

The Report of the Independent Registered Public Accounting Firm and related notes are an integral part of these financial statements.

Gramercy Securities, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2023

Cash flows from operating activities:		
Net income	$	9,771
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Gain on extinguishment of debt		
Increase (decrease) in cash from changes in assets and liabilities:		
Accounts receivable		(31,301)
Prepaid expenses		20
Accounts payable		22,585
Accrued expenses		(549)
Total adjustments		(9,245)
Net cash provided by operating activities		526
Cash, beginning of the year		40,224
Cash, end of the year	$	40,750

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for income taxes	$	1,200

The Report of the Independent Registered Public Accounting Firm and related notes are an integral part of these financial statements.

Gramercy Securities, Inc.
Notes to Financial Statements

1. Business Activity

The Company was organized as of October 29, 1979 in the State of New York as a registered broker dealer in securities. It is presently located in Charlestown, Rhode Island and has a branch office in Dana Point, California. In total there are five registered representatives.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Handling Customers' Funds

Customers' checks are made payable directly to the sponsors, escrow agents or other companies which clear the transactions ordered by the customer. The checks are promptly submitted to these firms no later than noon of the next business day following receipt and do not enter the accounts of the Company.

Accounts Receivable

Commissions receivable are recorded at the amount the Company expects to collect on balances outstanding at March 31, 2023. Management provides for an allowance based on its assessment of the current status of individual accounts, historical performance and projections of trends. There was no allowance for doubtful collections at March 31, 2023. Balances that are still outstanding after management has used reasonable collection efforts will be written off through a charge to the allowance account and a credit to accounts receivable. Accounts receivable balances at the beginning and end of the year were $0 and $31,301, respectively.

Revenue Recognition

The Company sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the date with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees by the fund upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Property and Equipment

Property and equipment are stated at cost and are depreciated on the straight-line method at rates based upon reasonable estimates of future lives. Additions, renewals, and betterments of property and equipment are capitalized, while repairs, maintenance, and minor renewals are expensed. The cost of property and equipment retired or sold, together with the related allowance for depreciation, is cleared from the books and any differences, less proceeds from sale, are charged or credited to income.

Depreciation of property and equipment is calculated over the estimated useful lives of the assets as follows:

	Years
Furniture and fixtures	5-7
Office equipment	5

For federal income tax purposes, depreciation is computed using accelerated methods.

Deferred Income Taxes

The Company has adopted U.S. GAAP relating to the accounting for income taxes. U.S. GAAP adopts a liability method that requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Company's financial statements or tax returns. The deferred tax asset results from net operating losses that are available to offset future taxable income. In estimating future tax consequences, U.S. GAAP generally considers all expected future events other than enactments or changes in laws or rates.

3. Property and Equipment

The following major classes are stated at cost at March 31, 2023:

Furniture and fixtures	$1,796
Office equipment	1,784
	3,580
Less accumulated depreciation	3,580
	$ --

4. Corporate Taxes

The Company was not liable for any federal income taxes due to the use of the net operating loss carryforward. For state purposes, the Company was liable for minimum state tax fees totaling $1,200.

At March 31, 2023 the deferred tax asset consisted of the tax effects of the temporary difference of net operating loss carryforwards.

The components of the deferred tax asset included the following at March 31, 2023:

Deferred:	
Federal, net of valuation allowance of $14,175	$3,825
State	1,300
	$5,125

It is at least reasonably possible that the estimates used by management will change in the near term. The Company has the following net operating loss carryforwards available in future years to offset taxable income:

Year Ended	Amount	Expiration Date
March 31, 2014	$57,906	March 31, 2034
March 31, 2016	6,247	March 31, 2036
March 31, 2020	179	March 31, 2040
March 31, 2021	20,032	March 31, 2041
March 31, 2022	5,501	March 31, 2042
	$89,865	

Income tax returns for the year 2019 and prior are no longer subject to examination by tax jurisdictions.

5. Net Capital, Possession or Control, and Reserve Requirements

   As a registered broker and dealer in securities, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1(a)(2)(vi)), which requires that the Company maintain at minimum a net capital of $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

   At March 31, 2023, the Company had a net capital of $30,659, which was $25,659 in excess of its required minimum net capital. At March 31, 2023, the Company's percentage of aggregate indebtedness to net capital was 106.30%.

   The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 because the Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts.

6. Concentration of Credit Risk

   The Company maintains cash balances at a financial institution where certain accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company's checking account may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts, and monitors the credit-worthiness of the financial institutions with which it conducts business.

7. Subsequent Events

   The Company has evaluated subsequent events through June 26, 2023, which is the date the financial statements were available to be issued.

Gramercy Securities, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934
March 31, 2023

Net Capital:		
Stockholder's equity qualified for net capital		$ 45,394
Deduction for non-allowable assets:		
Accounts receivable	8,801	
Prepaid expense	9	
Prepaid corporate tax	800	
Deferred tax asset	5,125	
		14,735
Net capital before haircuts on securities positions		30,659
Less: haircuts on securities		--
Net capital		30,659
Net capital requirement		5,000
Excess net capital		$ 25,659
Aggregate indebtedness:		
Liabilities		$ 32,591
Ratio of aggregate indebtedness to net capital		106.30%

The Report of the Independent Registered Public Accounting Firm and related notes are an integral part of these financial statements.

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

June 26, 2023

TO THE DIRECTORS AND SHAREHOLDER OF
GRAMERCY SECURITIES, INC.
3949 Old Post Road
Charleston, RI 02813

We have reviewed management's statements, included in the accompanying Rule 15c-3-3 Exemption Report pursuant to SEC Rule 17a-5, in which Gramercy Securities, Inc. (the Company) did not claim an exemption from paragraph (k) of 17 C.F.R. §240.15c3-3 and the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240 17a-5 because the Company limits its business activities exclusively to (1) Broker selling tax shelters or limited partnerships in primary distributions and in the secondary market; and (2) Private placement of securities, including gas and oil; and (3) Mutual Fund retailer (other than wire order basis). In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended March 31, 2023, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 §240 17a-5, and related SEC Staff Frequently Asked Questions.

Morris & Morris, P.C.

Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902

Gramercy Securities, Inc.

3949 Old Post RD
P.O. Box 1059
Charlestown, RI 02813
Member: FINRA/SIPC
P 401-364-7700 F 401-364-2228

5/31/23

Gramercy Securities, Inc. (the "Company") is a registered broker-dealer subject to certain rules promulgated by the Securities and Exchange Commission.

To the best of my knowledge and belief, the Company states the following:

The Company will not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3 does not and will not carry PAB accounts.

Gramercy Securities, Inc.

By: Roderick R. Scribner, President